Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

March 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Kate Beukenkamp and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed February 22, 2023

File No. 333-269043

Dear Ms. Beukenkamp and Ms. Peyser,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated March 21, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No.2 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 2 to Registration Statement on Form F-1 filed February 22, 2023

Prospectus Summary

Risk Factor Summary, page 6

1.	We note your revisions to include a bullet point addressing the effectiveness of the Trial Administrative Measures, including the statement that "we cannot assure you that we will be able to complete such process on time." Please revise this bullet to expand your disclosure to state what you mean by "on time," for example, by briefly outlining the deadlines related to the Measures and/or this offering.

Response: In response to the Staff’s comment, the Company revised the disclosure accordingly under Cover Page, Risk Factor Summary on Pages 6 and 9, and the title of such risk factor on Page 30 of the Amendment No.3 to Registration Statement on Form F-1 (“F-1/A No.3”).

Risk Factors

Risks Relating to the PRC, Hong Kong, Taiwan and Macau

Upon the effectiveness of the Trial Administrative measures, we may be..., page 29

2.	We note the revisions to the cover page regarding the effectiveness of the Trial Administrative Measures going into effect March 31, 2023 and related filing procedures with the CSRC, as well as the inclusion of risk factor disclosure on the same topic. Please further revise this risk factor to address the risks to your entities, individuals who work with or control your entities and your investors, as well as any impact on this offering, should the company be required to complete filing procedures in connection with the Trial Administrative Measures and it is unable to do so or is unable to do so within the prescribed periods. In this regard, we note that such risks may include financial penalties, failure to list/remain listed, and risks to investors if you list prior to receiving CSRC approval. Disclose whether the offering is contingent on receipt of approval from the CSRC. You state that you "may" be subject to the Trial Administrative Measures; please disclose whether or not you are or are likely to be subject to the Trial Administrative Measures, the basis for this determination, and whether you consulted with counsel in making this determination.

Response: In response to the Staff’s comment, the Company revised the disclosure under Prospectus Summary on Page 9, Risk Factor on Page 30 and Regulation on Pages 112 and 113 of the F-1/A No.3. The Company believes it is not subject to the Trial Administrative Measures because a) its PRC subsidiary accounted for far less than 50% of any of the Company’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year, and b) the Company’s main parts of business activities are not conducted in mainland China, nor is its main place of business located in mainland China, and the senior managers in charge of its business operation and management are not mostly Chinese citizens or domiciled in mainland China. However, the mainland China regulatory authorities may hold different opinions. The Company’s PRC counsel is seeking clarification from the regulatory authorities before giving advice to the Company.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.